September 17, 2002

The Dixie Group, Inc.
185 South Industrial Boulevard
Calhoun, Georgia 30701
<u>Attention</u>: Chairman

Ladies and Gentlemen:

Reference is made to that certain Loan and Security Agreement dated May 14, 2002 (as at any time amended, the "Loan Agreement"), by and among The Dixie Group, Inc., a Tennessee corporation ("Borrower"); each of the subsidiaries of Borrower as guarantors ("Guarantors"); Fleet Capital Corporation, a Rhode Island corporation ("Agent"), in its capacity as collateral and administrative agent for the various financial institutions party thereto from time to time (the "Lenders"); Lenders; General Electric Capital Corporation, as Documentation Agent ("Documentation Agent"); and Congress Financial Corporation (Southern), as Co-Agent ("Co-Agent"). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Loan Agreement.

Borrower, Guarantors, Agent, Lenders, Documentation Agent and Co-Agent desire to amend the Loan Agreement as hereinafter set forth.

NOW, THEREFORE, for and in consideration of TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   **Amendments to Loan Agreement**. The Loan Agreement is hereby amended as follows:

(a)   By deleting Section 9.3.2 of the Loan Agreement and by substituting in lieu thereof the following new Section 9.3.2:

> 9.3.2. <u>Debt Coverage Ratio</u>. Maintain a Debt Coverage Ratio, on a Consolidated basis, of not more than (i) 4.0 to 1.0 for (a) Borrower's Fiscal Quarter ending June 30, 2002, (b) Borrower's two Fiscal Quarters ending September 30, 2002, (c) Borrower's three Fiscal Quarters ending December 31, 2002, (d) Borrower's four Fiscal Quarters ending March 31, 2003 and (ii) 4.25 to 1.0 for Borrower's 4 Fiscal Quarters ending June 30,

2003, and (iii) 4.0 to 1.0 thereafter, as of the end of each Fiscal Quarter, for the four Fiscal Quarters ending with such period.

(b)   By deleting the definition of "Debt Coverage Ratio" that is contained in Appendix A to the Loan Agreement and by substituting in lieu thereof the following new definition:

> Debt Coverage Ratio - for any period, the ratio of (a) Borrower's total Funded Debt, to (b) Borrower's EBITDA, with EBITDA calculated based upon (i) for the second Fiscal Quarter of 2002 multiplied by 4, (ii) for the second and third Fiscal Quarters of 2002 multiplied by 2, and (iii) for the second, third and fourth Fiscal Quarters of 2002, divided by 3 and multiplied by 4.

2.   Ratification and Reaffirmation. Borrower and each Guarantor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of Borrower's and such Guarantor's covenants, duties, indebtedness and liabilities under the Loan Documents.

3.   Governing Law; Successors and Assigns. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.   No Novation. Except as otherwise expressly provided in this letter agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This letter agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

5.   Counterparts. This letter agreement may be executed in any number of counterparts and by different parties to this letter agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

FLEET CAPITAL CORPORATION,
as Agent and a Lender

By: /s/ Elizabeth L. Waller
Title: Senior Vice President

**GENERAL ELECTRIC CAPITAL
CORPORATION**, as Documentation
Agent and a Lender

By: /s/ C. Mark Smith
Title: Duly Authorized Signatory

**CONGRESS FINANCIAL
CORPORATION (SOUTHERN)**,
as Co-Agent and a Lender

By: /s/ Fred Ernst
Title: Vice President

**TRANSAMERICA BUSINESS
CAPITAL CORPORATION**, as a Lender

By: /s/ Dennis C. Snyder
Title: Senior Vice President

LASALLE BUSINESS CREDIT, INC., as a Lender

By: /s/ Robert Corsentino
Title: Senior Vice President

<u>ACCEPTED AND AGREED TO</u>:

THE DIXIE GROUP, INC.
("Borrower")

By: /s/ Gary A. Harmon
Title: Vice President and Chief Financial Officer

FABRICA INTERNATIONAL
("Guarantor")

By: /s/ Gary A. Harmon
Title: Vice President

BRETLIN, INC.
("Guarantor")

By: /s/ Gary A. Harmon
Title: Vice President

CANDLEWICK YARNS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
Title: Vice President

CHROMA TECHNOLOGIES, INC.
("Guarantor")

By: /s/ Gary A. Harmon
Title: Vice President

DIXIE GROUP LOGISTICS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
Title: Vice President